1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date August 16, 2004	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of Aluminum Corporation of China Limited (the “Company”) will be held at 10:00 a.m. on Tuesday, 28 September 2004 at 15th Floor, Block B, Tong Tai Building, No.33 Jin Rong Street, Xi Cheng District, Beijing, People’s Republic of China for the purpose of considering and, if though fit, passing with or without amendment, the following ordinary resolution:

ORDINARY RESOLUTION

THAT Mr. Kang Yi be elected as an independent non-executive director of the Company with effect upon the conclusion of this Special General Meeting.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Xiao Yaqing
Chairman and Chief Executive Officer

13 August 2004

Hong Kong

*	for identification purpose only

Notes:

(A)	The H Share register of the Company will be closed from Saturday, 28 August 2004 to Tuesday, 28 September 2004 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company’s Register of Members at the close of business on Friday, 27 August 2004, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited is as follows:

Room 1712-16

17th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

(B)	Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Wednesday, 8 September 2004.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road

Haidian District

Beijing

People’s Republic of China

Postal code: 100814

Tel:	86-10-6398 5654
86-10-6393 1690
Fax:	86-10-6396 3874

(C)	Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in written one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D)	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(F)	Each holder of Domestic Shares is entitled to appoint in writing on or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Note (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G)	If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H)	Shareholder attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(I)

Mr. Kang Yi, aged 64, is the Chairman of the China Non-ferrous Metals Industry Association. Mr. Kang graduated in 1965 from the Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor-grade senior engineer. Mr. Kang has previously served as the Head of the Qingtongxia Aluminum Plant, the Chief Director of the Economic Committee of Ningxia Hui Autonomous Region, the Deputy General Manager of the China Non-ferrous Metals Industry Corporation and the Deputy Head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is now a member of the China Association for Science and Technology, the Chairman of the Non-ferrous Metals Society of China and an independent non-executive director of Jiangxi Copper Company Limited, Lanzhou Aluminum Corporation Limited and Baotou Aluminum Corporation Limited. Save as being an independent non-executive director of Baotou Aluminum Corporation Limited, a subsidiary of Aluminum Corpoation of China (the Company’s parent company), Mr. Kang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The appointment of Mr. Kang will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be for three years from the date of his appointment and to expire at the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Kang is RMB200,000. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company’s shareholders.

As at the date of this notice, the board of directors of the Company comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo (independent non-executive Directors).

Please also refer to the published version of this announcement in South China Morning Post/Hong Kong Economic Times.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this Circular together with the revised form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

A notice convening the Special General Meeting of Aluminum Corporation of China Limited (the “Company”) to be held at 10:00 a.m. on 28 September 2004 at the Conference Room at 15th Floor, Block B, Tong Tai Building, No. 33 Jin Rong Street, Xi Cheng District, Beijing, People’s Republic of China is set out on pages 4 to 6 of this circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 8 September 2004.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. (i) For holders of H shares of the Company, please return it to Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible; and (ii) for holders of domestic shares of the Company, please return it to the Office of the Secretary to the Board at No. 12B Fuxing Road, Haidian District, Beijing, People’s Republic of China 100814 as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting at the meeting should you so wish.

13 August 2004

*	for identification purpose only

LETTER FROM THE BOARD

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(stock code: 2600)

Directors:	Registered office and principal place of business:
Xiao Yaqing	No.12B Fuxing Road
Xiong Weiping	Haidian District
Luo Jianchuan	Beijing
Chen Jihua	People’s Republic of China 100814
Joseph C. Muscari*
Chen Xiaozhou*	Place of business in Hong Kong:
Chiu Chi Cheong, Clifton**	Unit 3103, 31/F., Office Tower
Wang Dianzuo**	Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

*	non-executive Director
**	independent non-executive Director

Company Secretary:

Liu Qiang

13 August 2004

To the Shareholders

Dear Sir or Madam,

NOMINATION FOR APPOINTMENT AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Company proposes to nominate Mr. Kang Yi for election at the Special General Meeting as an independent non-executive director to the second board of directors of the Company. Mr. Kang, aged 64, is the Chairman of the China Non-ferrous Metals Industry Association. Mr. Kang graduated in 1965 from the Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor-grade senior engineer. Mr. Kang once served as the Head of the Qingtongxia Aluminum Plant, the Chief Director of the Economic Committee of Ningxia Hui Autonomous Region, the Deputy General Manager of the China Non-ferrous Metals Industry Corporation and the Deputy Head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is now a member of the China Association for Science and Technology, the Chairman of the Non-ferrous Metals Society of China and an independent non-executive director of Jiangxi Copper Company Limited, Lanzhou Aluminum Corporation Limited and Baotou Aluminum Corporation Limited.

LETTER FROM THE BOARD

Save as being an independent non-executive director of Baotou Aluminum Corporation Limited, a subsidiary of Aluminum Corporation of China (the Company’s parent company), Mr. Kang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The appointment of Mr. Kang will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be for three years from the date of his appointment and to expire at the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Kang is RMB200,000. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company’s shareholders.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Xiao Yaqing
Chairman and Chief Executive Officer

Hong Kong, 13 August 2004

NOTICE OF SPECIAL GENERAL MEETING

ALUMINUM CORPORATION OF CHINA LIMITED

(stock code: 2600)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of Aluminum Corporation of China Limited (the “Company”) will be held at 10:00 a.m. on Tuesday, 28 September 2004 at 15th Floor, Block B, Tong Tai Building, No.33 Jin Rong Street, Xi Cheng District, Beijing, People’s Republic of China for the purpose of considering and, if though fit, passing with or without amendment, the following ordinary resolution:

ORDINARY RESOLUTION

THAT Mr. Kang Yi be elected as an independent non-executive director of the Company with effect upon the conclusion of this Special General Meeting.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Xiao Yaqing
Chairman and Chief Executive Officer

13 August 2004

Hong Kong

Notes:

(A)	The H Share register of the Company will be closed from Saturday, 28 August 2004 to Tuesday, 28 September 2004 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company’s Register of Members at the close of business on Friday, 27 August 2004, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited is as follows:

Room 1712-16

17th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

NOTICE OF SPECIAL GENERAL MEETING

(B)	Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Wednesday, 8 September 2004.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road

Haidian District

Beijing

People’s Republic of China

Postal code: 100814

Tel:	86-10-6398 5654

86-10-6393 1690

Fax:	86-10-6396 3874

(C)	Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in written one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D)	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(F)	Each holder of Domestic Shares is entitled to appoint in writing on or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Note (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G)	If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H)	Shareholder attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

NOTICE OF SPECIAL GENERAL MEETING

(I)	Mr. Kang Yi, aged 64, is the Chairman of the China Non-ferrous Metals Industry Association. Mr. Kang graduated in 1965 from the Central South University of Technology in the expertise of the metallurgy of nonferrous metals, and is a professor-grade senior engineer. Mr. Kang has previously served as the Head of the Qingtongxia Aluminum Plant, the Chief Director of the Economic Committee of Ningxia Hui Autonomous Region, the Deputy General Manager of the China Non-ferrous Metals Industry Corporation and the Deputy Head of the State Non-ferrous Metals Industry Bureau. Mr. Kang is now a member of the China Association for Science and Technology, the Chairman of the Non-ferrous Metals Society of China and an independent non-executive director of Jiangxi Copper Company Limited, Lanzhou Aluminum Corporation Limited and Baotou Aluminum Corporation Limited. Save as being an independent non-executive director of Baotou Aluminum Corporation Limited, a subsidiary of Aluminum Corporation of China (the Company’s parent company), Mr. Kang does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The appointment of Mr. Kang will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be for three years from the date of his appointment and to expire at the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Kang is RMB200,000. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company’s shareholders.

As at the date of this notice, the board of directors of the Company comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo (independent non-executive Directors).

ALUMINUM CORPORATION OF CHINA LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON

TUESDAY, SEPTEMBER 28, 2004

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3

of

being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the “Company”) hereby appoint4 the Chairman of the Meeting or                                          of                                          as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at Conference Room at 15th Floor, Block B, Tong Tai Building, No.33 Jin Rong Street, Xi Cheng District, Beijing, the People’s Republic of China on Tuesday, September 28, 2004 at 10:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolution set out in the Notice of Special General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	For[5]	Against[5]
To consider and approve the appointment of Kang Yi as an independent non-executive director to the second board of directors of the Company.

Dated this day of 2004	Signature(s)[6]:

Notes:

1.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.
3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.
4.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A” 3” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A” 3” IN THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8.	To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the registered address of the Company, Aluminum Corporation of China Limited, No. 12B, Fuxing Road, Beijing, the People’s Republic of China 100814, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

ALUMINUM CORPORATION OF CHINA LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

REPLY SLIP

To: Aluminum Corporation of China Limited (the “Company”)

I/We1 (Chinese name):                                                  (English name):                                               of

being the registered holder(s) of2                                                   domestic/H3 share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:00 a.m. on Tuesday, 28 September, 2004 at the Conference Room at 15th Floor, Block B, Tong Tai Building, No. 33 Jin Rong Street, Xicheng District, Beijing, the People’s Republic of China.

Date: 2004	Signature(s):

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2.	Please insert the number of shares registered under your name(s).
3.	Please delete the inappropriate.
4.	The completed and signed reply slip should be delivered to the Office of the Secretary of the Board of Directors of the Company at the registered address of the Company at No. 12B, Fuxing Road, Haidian District Beijing 100814, the People’s Republic of China on or before Wednesday, 8 September, 2004 personally or by mail or by fax (fax number: (8610) 6396 3874).
*	For identification purpose only